FORM 3
                    UNITED STATES
         SECURITIES AND EXCHANGE COMMISSION          _____________________
                WASHINGTON, D.C.  20549             |    OMB APPROVAL     |
                                                    |---------------------|
                 INITIAL STATEMENT OF               |OMB NUMBER: 3235-0104|
          BENEFICIAL OWNERSHIP OF SECURITIES        |EXPIRES:             |
                                                    |   DECEMBER 31, 2001 |
      Filed pursuant to Section 16(a) of the        |ESTIMATED AVERAGE    |
        Securities Exchange Act of 1934,            |BURDEN HOURS         |
       Section 17(a) of the Public Utility          |PER RESPONSE..... 0.5|
         Holding Company Act of 1935                |_____________________|
      or Section 30(f) of the Investment
             Company Act of 1940
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1.  Name and Address of Reporting Person

      Credit Suisse First Boston, on behalf of Credit Suisse
      First Boston Business Unit
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       (Last)                      (First)                    (Middle)

      C/o Credit Suisse First Boston Advisory Partners, LLC
      11 Madison Avenue
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                                  (Street)

        New York                   NY                           10010
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       (City)                      (State)                      (Zip)
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2.  Date of Event Requiring Statement (Month/Day/Year)

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3.  I.R.S. Identification Number of Reporting Person, if an entity
    (voluntary)

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4.  Issuer Name and Ticker or Trading Symbol
     MascoTech, Inc.
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5.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
    (  ) Director
    (X ) 10% Owner
    (  ) Officer (give title below)
    (  ) Other (specify title below)
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6.  If Amendment, Date of Original (Month/Day/Year)

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7.  Individual or Joint/Group Filing (Check Applicable Line)
    _X_ Form filed by One Reporting Person
    ___ Form filed by More than One Reporting Person

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TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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|1. Title of Security|2. Amount of   |3. Ownership   |4. Nature of        |
|   (Instr. 4)       |   Securities  |   Form: Direct|   Indirect         |
|                    |   Beneficially|   (D) or      |   Beneficial       |
|                    |   Owned       |   Indirect (I)|   Ownership        |
|                    |   (Instr. 4)  |   (Instr. 5)  |   (Instr. 5)       |
|                    |               |               |                    |
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[TYPE ENTRIES HERE]
Common Stock            9,053,255               I                 (1)(2)
Common Stock            6,247,530               I                 (1)(3)
Common Stock                5,558               I                 (1)(4)
Common Stock            1,746,345               I                 (1)(5)
Common Stock              533,168               I                 (1)(6)
Common Stock              343,139               I                 (1)(7)
Common Stock            8,875,740               I                 (1)(8)
Common Stock              876,307               I                 (1)(9)
Common Stock              177,515               I                 (1)(10)
Common Stock            7,999,433               I                 (1)(11)


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TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED
           (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1. Title of Derivative Security (Instr. 4)

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2. Date Exercisable and Expiration Date (Month/Day/Year)

     ------------------------                  -------------------------
         Date Exercisable                            Expiration Date
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3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)

   --------------------------------        -------------------------------
               Title                          Amount or Number of Shares
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4. Conversion or Exercise Price of Derivative Security

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5. Ownership Form of Derivative Security: Direct(D) or Indirect(I)
   (Instr. 5)

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6. Nature of Indirect Beneficial Ownership (Instr. 5)


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   EXPLANATION OF RESPONSES:  See Attached





   /s/ David A. DeNunzio                            December 8, 2000
   --------------------------------                 -----------------
   **  SIGNATURE OF REPORTING PERSON                      DATE
      David A. DeNunzio
      Managing Director



   ** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78ff(a).

  NOTE: FILE THREE COPIES OF THIS FORM, ONE OF WHICH MUST BE MANUALLY SIGNED. IF SPACE IS INSUFFICIENT, SEE INSTRUCTION 6 FOR PROCEDURE.

  POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
  DISPLAYS A CURRENTLY VALID OMB NUMBER.
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(Print or Type Responses)
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1. Name and Address of       2. Date of Event        4. Issuer Name and
Reporting Person*            Requiring Statement     Ticker or Trading Symbol
   CREDIT SUISSE FIRST       (Month/Day Year)           MASCOTECH, INC.
   BOSTON, ON BEHALF OF       NOVEMBER 28, 2000
   CREDIT SUISSE FIRST
   BOSTON BUSINESS UNIT
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(Last)   (First)   (Middle)                         3. IRS or Social Security
C/O CREDIT SUISSE FIRST BOSTON ADVISORY             Number of Reporting Person
PARTNERS, LLC                                          (Voluntary)
11 MADISON AVENUE
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            (Street)
NEW YORK       NY              10010
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(City)       (State)           (Zip)
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                         EXPLANATIONS OF RESPONSES


1. This Form 3 is being filed by Credit Suisse First Boston (the "Bank"), a Swiss bank, on behalf of itself and its subsidiaries, to the extent that they constitute part of the Credit Suisse First Boston business unit (the "CSFB Business Unit"), including:

      (a) Credit Suisse First Boston Equity Partners, L.P., a Delaware limited partnership ("CSFBEP"),

      (b) Credit Suisse First Boston Equity Partners (Bermuda), L.P., a Bermuda limited partnership ("CSFBEP Bermuda"),

      (c) Credit Suisse U.S. First Boston Executive Advisors, L.P., a Delaware limited partnership ("CSUSEA"),

      (d) EMA Partners Fund 2000, L.P., a Delaware limited partnership ("EMA Partners"),

      (e) EMA Private Equity Fund 2000, L.P., a Delaware limited partnership ("EMA Private Equity" and together with CSFBEP, CSFBEP Bermuda, CSUSEA, and EMA Partners, the "CSFB Funds"),

      (f) Credit Suisse First Boston Advisory Partners, LLC, a Delaware limited liability company ("CSFB Advisory Partners") and investment advisor to CSFBEP, CSFBEP Bermuda and CSUSEA,

      (g) Credit Suisse First Boston (Bermuda) Limited, a Bermuda company limited by shares ("CSFB Bermuda Limited"), the general partner of EMA Partners and EMA Private Equity,

      (h) Hemisphere Private Equity Partners, Ltd., a Bermuda company limited by shares ("Hemisphere"), the general partner of CSFBEP, CSFBEP Bermuda and CSUSEA, and

      (i) The Hemisphere Private Equity Partners Charitable Trust, a trust created pursuant to the laws of Bermuda ("Hemisphere Trust") and sole beneficial owner of Hemisphere.





(Print or Type Responses)
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1. Name and Address of       2. Date of Event        4. Issuer Name and
Reporting Person*            Requiring Statement     Ticker or Trading Symbol
   CREDIT SUISSE FIRST       (Month/Day Year)           MASCOTECH, INC.
   BOSTON, ON BEHALF OF       NOVEMBER 28, 2000
   CREDIT SUISSE FIRST
   BOSTON BUSINESS UNIT
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(Last)   (First)   (Middle)                         3. IRS or Social Security
C/O CREDIT SUISSE FIRST BOSTON ADVISORY             Number of Reporting Person
PARTNERS, LLC                                          (Voluntary)
11 MADISON AVENUE
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            (Street)
NEW YORK       NY              10010
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(City)       (State)           (Zip)
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                         EXPLANATIONS OF RESPONSES


      Pursuant to investment advisory agreements with CSFBEP, CSFBEP Bermuda and CSUSEA, CSFB Advisory Partners makes all investment decisions for these three CSFB Funds, including the decision to buy, sell or hold securities which comprise the assets of each of the CSFB Funds. In addition, each of EMA Partners and EMA Private Equity must invest in and dispose of its portfolio securities pro rata and simultaneously with CSFBEP pursuant to its limited partnership agreement. Thus, CSFB Advisory Partners may be deemed to be the beneficial owner of the shares of Common Stock owned by the CSFB Funds. CSFB Advisory Partners is a wholly-owned subsidiary of the Bank. The investment committee of CSFB Advisory Partners that oversees the investment decisions made for the CSFB Funds includes employees of the Private Equity Division ("Private Equity Division") of the CSFB Business Unit. The Private Equity Division reports directly to a board of directors of Credit Suisse First Boston Private Equity ("CSFBPE"), a wholly--owned subsidiary of Credit Suisse Group ("CSG"). Such board of directors is comprised in part of executive officers of CSG; both CSG and CSFBPE are corporations formed under the laws of Switzerland.

      CSFB Bermuda Limited is the general partner of each of EMA Partners and EMA Private Equity and thus manages and controls the affairs of EMA Partners and EMA Private Equity, which, unlike the other CSFB Funds, are not advised in their investment decisions by CSFB Advisory Partners. However, pursuant to its respective limited partnership agreement, each of EMA Partners and EMA Private Equity must invest in and dispose of its portfolio securities pro rata and simultaneously with CSFBEP. CSFB Bermuda Limited is a subsidiary of the Bank.

      The Bank owns directly a majority of the voting stock, and all of the non-voting stock of CSFBI. The ultimate parent company of the Bank and CSFBI, and the direct owner of the remainder of the voting stock of CSFBI, is CSG. CSFBI owns 100 percent of the voting stock of CSFB-USA. CSFBC is a wholly-owned subsidiary of CSFB-USA. CSFB Bermuda Limited is a wholly-owned subsidiary of CSFBC.

      MCI is a wholly-owned direct subsidiary of MHI, which is a wholly-owned direct subsidiary of CSFBMBI, which is is a wholly-owned subsidiary of CSFBMC. CSFBMC is a wholly owned subsidiary of CSFBI.





(Print or Type Responses)
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1. Name and Address of       2. Date of Event        4. Issuer Name and
Reporting Person*            Requiring Statement     Ticker or Trading Symbol
   CREDIT SUISSE FIRST       (Month/Day Year)           MASCOTECH, INC.
   BOSTON, ON BEHALF OF       NOVEMBER 28, 2000
   CREDIT SUISSE FIRST
   BOSTON BUSINESS UNIT
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(Last)   (First)   (Middle)                         3. IRS or Social Security
C/O CREDIT SUISSE FIRST BOSTON ADVISORY             Number of Reporting Person
PARTNERS, LLC                                          (Voluntary)
11 MADISON AVENUE
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            (Street)
NEW YORK       NY              10010
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(City)       (State)           (Zip)
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                         EXPLANATIONS OF RESPONSES


      CSG, for purposes of certain federal securities laws, may be deemed ultimately to control the Bank and the CSFB Business Unit (including the Private Equity Division). Due to the separate management and independent operation of its business units, CSG disclaims beneficial ownership of shares of Common Stock that may be beneficially owned by its direct and indirect subsidiaries other than the CSFB Business Unit, CSFB Advisory Partners and CSFB Bermuda Limited. To the best of its knowledge, CSG and its executive officers and directors do not beneficially own shares of Common Stock other than as reported in this Schedule l3D. CSG hereby undertakes to amend this Schedule 13D, if necessary, to include any material information required by Items 2 through 6 of Schedule 13D with respect to any shares of Common Stock that may be beneficially owned by executive officers or directors of CSG.

      Hemisphere is the general partner of CSFBEP, CSFBEP Bermuda and CSUSEA and, other than the investment activities for which CSFB Advisory Partners is responsible, thus manages and controls the affairs of these three CSFB Funds. Hemisphere is controlled by Hemisphere Trust, a trust created for the purpose of acting as beneficial owner of Hemisphere. The Hemisphere Trust Company Limited is the trustee of Hemisphere Trust and is an indirect, wholly-owned subsidiary of Mutual Risk Management Ltd., a Bermuda company limited by shares. To the extent that The Hemisphere Trust Company Limited controls Hemisphere in its capacity as trustee of Hemisphere Trust, Mutual Risk Management Ltd. is the ultimate parent company of Hemisphere.

2. The CSFB Business Unit, by virtue of the Bank's 100 percent indirect ownership of CSFB Advisory Partners and indirect ownership of MCI, may be deemed to indirectly beneficially own 9,053,255 shares of Common Stock.

3. These shares are held directly by Credit Suisse First Boston Equity Partners, L.P., a Delaware limited partnership. They are held indirectly by Credit Suisse First Boston Advisory Partners, LLC, ("CSFB Advisory Partners") a Delaware limited liability company.

4. These shares are held directly by Credit Suisse First Boston U.S. Executive Advisors, L.P., a Delaware limited partnership. They are held indirectly by CSFB Advisory Partners.

5. These shares are held directly by Credit Suisse First Boston Equity Partners (Bermuda), a Bermuda limited partnership.



(Print or Type Responses)
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1. Name and Address of       2. Date of Event        4. Issuer Name and
Reporting Person*            Requiring Statement     Ticker or Trading Symbol
   CREDIT SUISSE FIRST       (Month/Day Year)           MASCOTECH, INC.
   BOSTON, ON BEHALF OF       NOVEMBER 28, 2000
   CREDIT SUISSE FIRST
   BOSTON BUSINESS UNIT
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(Last)   (First)   (Middle)                         3. IRS or Social Security
C/O CREDIT SUISSE FIRST BOSTON ADVISORY             Number of Reporting Person
PARTNERS, LLC                                          (Voluntary)
11 MADISON AVENUE
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            (Street)
NEW YORK       NY              10010
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(City)       (State)           (Zip)
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                         EXPLANATIONS OF RESPONSES


6. These shares are held directly by EMA Partners Fund 2000, L.P., a Delaware limited partnership. They are held indirectly by CSFB Advisory Partners.

7. There shares are held directly by EMA Private Equity Fund 2000, L.P., a Delaware limited partnership. They are held indirectly by CSFB Advisory Partners.

8. These shares are held indirectly by CSFB Advisory Partners.

9. These shares are held indirectly by CSFB Bermuda Limited.

10. These shares are held directly by MCI. They are held indirectly by the Bank.

11. These shares are held indirectly by Hemisphere Private Equity Partners, Ltd. and Hemisphere Trust Company Limited.